DEVELOPMENT AGREEMENT

THIS DEVELOPMENT AGREEMENT (this “Agreement”), dated as of October 25, 2006 (the “Effective Date”), is entered into by and among FORBES MEDI-TECH (RESEARCH) INC., a Delaware corporation (“Forbes”), THERAPEI PHARMACEUTICALS, INC., a Delaware corporation (the “Company”) and John J. Nestor, Jr., referred to as “Stockholder Representative” for the purposes of this Agreement.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, Company owns and controls technology related to certain compounds which may have usefulness as pharmaceutical products;

WHEREAS, Forbes and Company, among others, are parties to that certain Agreement and Plan of Reorganization of even date herewith (the “Merger Agreement”); and

WHEREAS, Forbes and Company wish to provide for development of certain compounds following the Effective Time of the Merger Agreement as set forth herein and a mechanism for the return to former stockholders of Company prior to the Merger Agreement (“Stockholders”), or their designee, of rights to Discontinued Compounds under certain circumstances as specified herein;

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein and in the Merger Agreement, and for other good and valuable consideration, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I – RESEARCH AND DEVELOPMENT

Section 1.1

Continuing Research and Development.  Forbes and the Company (or Surviving Corporation) will, by mutual agreement as soon as reasonably practicable, identify one lead compound from each of the two principal platforms identified in Schedule A hereto (TP-107 and its analogs and TP-127 and its analogs) for continuing development pursuant to this Agreement.  Forbes will provide continuing preclinical research and development funding for each of the compounds so identified in the amounts and within the periods indicated therein.  Forbes may at any time, in its sole discretion, determine that any of the compounds does not warrant additional investment, at which time it may, terminate further funding of such compound(s).  The Company and Stockholder Representative agree and acknowledge that all decisions relating to the research and development program which is the subject of this Agreement shall be made by Forbes in the exercise of its sole discretion.  Company and Stockholder Representative acknowledge that the funding and expenditures reflected in Schedule A reflect Forbes’ out-of-pocket payments to third party consultants and contract research organizations on research and development of such compound(s).  Furthermore, the timing of such expenditures reflected in Schedule A is estimated, and while Forbes will use commercially reasonable efforts to maintain that schedule, the actual timing of such expenditures will depend on the course of drug development conducted by the Company (or Surviving Corporation).  Forbes will not be deemed in breach of any of its obligations hereunder for (i) delays in such development program attributable to circumstances not reasonably within its control and/or failure to fund the development as set forth in Schedule A.

ARTICLE II – TERM AND TERMINATION

Section 2.1

Term.  The term of this Agreement shall continue until the earlier of (a) the completion of the funding commitments by Forbes pursuant to the terms of this Agreement or (b) with respect to each such compound set forth on Schedule A, such time as Forbes terminates further funding of such compound pursuant to Section 1.1 hereof.

Section 2.2

Termination.  This Agreement may be terminated as follows:

(a)

The Stockholder Representative shall have the right to terminate this Agreement with respect to any particular compound set forth on Schedule A (each a “Discontinued Compound”), effective upon written notice, if as of November 30, 2007, Forbes has elected not to provide funding to at least the minimum levels set forth on Schedule A to support the progress of such compound through the development milestones set forth in Schedule A next to such compound.  This right to terminate shall only be applicable if Forbes has not theretofore licensed such Discontinued Compound to a non-affiliate third party.

(b)

If the Stockholder Representative terminates this Agreement for a particular compound pursuant to the terms of Section 2.2(a) above, the Stockholders or their designee, as directed by Stockholder Representative, may repurchase any or all of the Company Intellectual Property (as defined in Section 3.2(a) below) as it relates solely to such Discontinued Compound (“Repurchase Right”).  In connection with such repurchase, Forbes shall grant Stockholders or their designee an exclusive, worldwide license to develop, manufacture and commercially exploit the Discontinued Compounds under (A) all other Company Intellectual Property and (B) inventions, know-how and other intellectual property rights owned or controlled by Forbes and its Affiliates and developed after the Effective Date of the Merger Agreement that relate to one or more of the Discontinued Compounds.  To exercise this Repurchase Right, the Stockholder Representative shall provide written notice (the “Notice”) to Forbes at least sixty (60) days prior to January 1, 2008 stating its intent to repurchase the Discontinued Compound and any and all Company Intellectual Property relating to such Discontinued Compound.  Unless Stockholder Representative so provides the Notice, The Repurchase Right shall expire on January 1, 2008.  The purchase price for the exercise of the Repurchase Right shall be the reimbursement obligation set forth in (c), below.

(c)

Upon receipt of the Notice, Forbes shall not have any further funding obligations under this Agreement with respect to such Discontinued Compound.  All rights and licenses transferred pursuant to the Repurchase Right, if any, transferred to the Stockholders or their designee hereunder shall be subject to an obligation to reimburse Forbes for any and all amounts theretofore paid by Forbes to third party consultants and contract research organizations on research and development of such Discontinued Compound.  Such reimbursement will be a nonrecourse obligation, and will be payable only from the proceeds, if any, from the sale or licensing of such Discontinued Compound.

Section 2.3

Effect of Termination or Expiration.  If this Agreement expires or is terminated for any reason, the Parties shall have the following rights and obligations:

(a)

Termination or expiration of this Agreement with respect to any compound shall not release the parties from the obligation under the Merger Agreement or otherwise to make payment of all amounts then or thereafter due and payable to other parties of this Agreement;

(b)

Each party’s respective rights and obligations hereunder shall survive such termination (subject to any exercise of the Repurchase Right as set forth in Section 2.2 or any failure to exercise such Repurchase Right within the time and in the manner specified in such Section 2.2); and

(c)

Forbes shall, within ninety (90) days of the date of the termination of this Agreement with respect to a Discontinued Compound which the Stockholder Representative exercises the Repurchase Right pursuant to Section 2.2 above, (i) return to Stockholders or their designee, as directed by Stockholder Representative any documentation and all copies of documentation (in any media) in its possession, custody or control that contain the Company’s Intellectual Property as it relates solely to the Discontinued Compound repurchased pursuant to Section 2.2 above and (ii) provide Stockholders or their designee, as directed by Stockholder Representative, copies of all other research, preclinical and clinical data related to the Discontinued Compound.

ARTICLE III – MISCELLANEOUS

Section 3.1

Amendment.  This Agreement may be amended (and any right hereunder extended or waived) by the parties hereto at any time by execution of an instrument in writing signed on behalf of Forbes and the Stockholder Representative

Section 3.2

Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally or by commercial messenger or courier service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with acknowledgment of complete transmission) (or in the case of notices to or from the Stockholder Representative, by e-mail) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice); provided, however, that notices sent by mail will not be deemed given until received:

(a)

if to Forbes, to:

Forbes Medi-Tech Inc.
750 West Pender Street, Suite 200
Vancouver, B.C.  V6C 2T8
Canada
Attention:  Chief Executive Officer
Telephone:

(604) 689-5899
Facsimile:  604-689-7641

with a copy to:

Dorsey & Whitney LLP
38 Technology Drive
Irvine, California 92618
Attention:  Patrick Arrington, Esq.
Telephone:

(949) 932-3600
Facsimile:

(949) 932-3601

(b)

if to the Stockholders or the Stockholder Representative, to:

John J. Nestor, Jr.
725 Lynwood Drive

Encinitas, CA  92024

with a copy to:

Wilson Sonsini Goodrich & Rosati
Professional Corporation
12235 El Camino Real, Suite 200
San Diego, CA  92130
Attention:  Martin J. Waters, Esq.
Telephone:

858-350-2300
Facsimile:

858-350-2399

Section 3.3

Interpretation.  The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.”  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.  When reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or Section of this Agreement, unless otherwise indicated.  Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

Section 3.4

Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart for it to be effective among the parties.

Section 3.5

Severability.  In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.  The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 3.6

Other Remedies.  Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

Section 3.7

Specific Performance.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 3.8

Governing Law; Jurisdiction.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of California, without regard or giving effect to its conflicts of law principles.

Section 3.9

Rules of Construction.  The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefor, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 3.10

Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

Section 3.11

Entire Agreement; No Third-Party Beneficiaries; Assignment.  This Agreement, the Schedules hereto, and the documents and instruments and other agreements among the parties hereto referenced herein:  (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter hereof, (b) are not intended to confer upon any other person any rights or remedies hereunder, and (c) shall not be assigned by operation of law or otherwise, except that Forbes may assign its respective rights and delegate its respective obligations hereunder after the Effective Time.

[SIGNATURE  PAGES TO FOLLOW]

IN WITNESS WHEREOF, Forbes, the Company, and the Stockholder Representative have caused this Agreement to be signed, all as of the date first written above.

FORBES

FORBES MEDI-TECH (RESEARCH) INC.,
a Delaware corporation

By:	“Charles A. Butt”
Name:	Charles A. Butt
Title:	President

COMPANY

THERAPEI PHARMACEUTICALS, INC.,
a Delaware corporation

By:	“John J. Nestor, Jr.”
John J. Nestor, Jr.
President

STOCKHOLDER REPRESENTATIVE

“John J. Nestor, Jr”
JOHN J. NESTOR, JR.

[SIGNATURE PAGE TO THE DEVELOPMENT AGREEMENT]

SCHEDULE A

COMMITTED RESEARCH AND DEVELOPMENT FUNDING

Compound	Development Milestone	Investment	Timing
TP-107 or analogs	Compound Synthesis & Target Selectivity (VPAC2)	$25,000	4 Months November 1 2006 to March 1 2007
	Efficacy / Pharmacology; Safety / Tox; PK / ADME	$740,000	10 Months March 1 2007 to January 1 2008

TP-127 or analogs	Compound Synthesis & In vitro Studies	$35,000	8 Months January 1 2007 to September 1 2007
	In vivo Studies	$100,000	4 Months (07) + September 1 2007 to January 1 2008 (will continue)
TOTAL		$900,000